SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                OROAMERICA, INC.
     ---------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
    ----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 687027 10 2

                               (CUSIP Number)


 Jeffrey L. Steele, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006
 (202) 261-3314
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                  April 9, 1998

                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

                                  SCHEDULE 13D

   ----------------------------                          -----------------------
   CUSIP No. 687027 10 2                                 Page 11 of 11 Pages
             -----------                                     -      --
   ----------------------------                          -----------------------


--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Cundill & Associates (Bermuda) Ltd.
       N/A
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                             (b) [X]
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
       SEC USE ONLY
  3

       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       OO
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  7
                       SOLE VOTING POWER

   NUMBER OF           98,200
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

                ----------------------------------------------------------------
                  8
                       SHARED VOTING POWER

                       70,000

                ----------------------------------------------------------------
                  9
                       SOLE DISPOSITIVE POWER

                       154,000

                ----------------------------------------------------------------
                  10
                       SHARED DISPOSITIVE POWER

                       155,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        309,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
         -----------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.95%
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         CO, IA (Canadian)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Cundill Holdings (Bermuda) Ltd.
       N/A
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                             (b)  {X}
--------------------------------------------------------------------------------
  3
       SEC USE ONLY

--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------
                  8
                       SHARED VOTING POWER
                       224,000
                ----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER
                       0
                ----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       309,500
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         309,500
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.95%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       F. Peter Cundill
       N/A
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                             (b)  [X}

--------------------------------------------------------------------------------
  3
       SEC USE ONLY


--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       Canada
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------

                  8    SHARED VOTING POWER

                       224,000
                ----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
                ----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       309,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         309,500
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.95%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

      This Amendment No. 2 to the Statement on Schedule 13D heretofore filed on May 9, 1996, as amended by Amendment No. 1 filed on January 16, 1997, is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings, and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 3.     Source and Amount of Funds or Other Consideration.

      The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

            (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 155,500 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $755,417.50. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            (2) Acting on behalf of various of its investment  advisory clients,
      PCB purchased 98,200 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $460,111.29. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            (3) Acting on behalf of Cundill Security Fund, an unincorporated mutual fund trust governed by the laws of British Columbia ("Security Fund"), PCB purchased a total of 55,800 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $260,790.82. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Security Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            Individually PCA does not beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, its own investment advisory clients and Security Fund, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1), (2) and (3) above.

            All dollar amounts are in United States dollars.

THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.     Interest in Securities of the Issuer.

            The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be            Nature of                     Percentage
Beneficially Owned By:         Ownership                      of Class

(A)  PCB:

      85,500                  Shared Dispositive Power
                              Only  (1)                          1.37%

      70,000                  Shared Voting and Shared
                              Dispositive Power  (2)             1.12%

      55,800                  Shared Voting and Sole
                              Dispositive Power  (3)             0.89%

      98,200                  Sole Voting and Sole Dispositive
      ------                  Power (4)                          1.58%
                                                                 -----

      309,500                                                    4.95%
      =======                                                    =====


(B) Holdings:

      85,500                  Shared Dispositive Power
                              Only  (5)                          1.37%

      70,000                  Shared Voting and Shared
                              Dispositive Power  (6)             1.12%

      55,800                  Shared Voting and Shared
                              Dispositive Power  (7)             0.89%

      98,200                  Shared Voting and Shared
                              Dispositive Power  (8)             1.58%

      309,500                                                    4.95%

(C)   Cundill:

      85,500                  Shared Dispositive Power
                              Only  (9)                          1.37%

      70,000                  Shared Voting and Shared
                              Dispositive Power  (10)            1.12%

      55,800                  Shared Voting and Shared
                              Dispositive Power  (11)            0.89%

      98,200                  Shared Voting and Shared
                              Dispositive Power  (14)            1.58%

      309,500                                                    4.95%
      =======                                                    =====



(1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(2) Such Shares are owned by an investment advisory clinet of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because its provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(3) Such Shares are owned by Security Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Security Fund.

 (4) Such Shares are owned by investment advisory clients of PCB. By reason of its investment advisory relationship with such clients, PCB (as between itself and its clients) has sole voting and sole dispositve power over such shares. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCB.

 (5) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

 (9) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

 (10) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(11) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(12) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

      THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

      TRANSACTIONS

      No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting   Sale/                               No. of           Price
Person      Purchase           Date             Shares           Share


PCB on        Sale           4/9/98               112,400        $6.93
behalf of
PCA

Item 5(e)

            As of April 9, 1998, the Reporting Persons ceased to be the beneficial owners of more than 5% of the subject Shares.

Item 7.     Materials Filed as Exhibits.

            In accordance with Rule 101(a)(2)(ii) of Regulation ST, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

                              Exhibit 1 -  Agreement  dated  December  28,  1984
                        between PCB and PCA (previously filed as Exhibit 1 to Item 7 of Amendment No. 1 to this Schedule 13D filed on February 13, 1992).

                              Exhibit 2 - Master  Investment  Counsel  Agreement
                        dated June 1, 1995 between PCB and the Trustee of Security Fund (Incorporated by reference to Exhibit D to
                        Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                              Exhibit 3 - Power of Attorney for Peter  Cundill &
                        Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                        Enterprises, Inc.)

                              Exhibit 4 - Power of  Attorney  for Peter  Cundill
                        Holdings (Bermuda) Ltd (Incorporated by reference to Exhibit B to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                        Enterprises, Inc.)



                              Exhibit 5 - Power of Attorney for F. Peter Cundill
                        (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                  SIGNATURES

      The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                          PETER UNDILL & ASSOCIATES
                                          (BERMUDA) LTD.


Date: April 17, 1998                      By: /s/Patrick W.D. Turley
                                              -----------------------
                                              Patrick W.D. Turley
                                              Attorney-in-Fact*


                                          PETER CUNDILL HOLDINGS
                                          (BERMUDA) LTD.


Date:  April 17, 1998                     By: /s/Patrick W.D. Turley
                                              ----------------------
                                              Patrick W.D. Turley
                                              Attorney-in-Fact*


                                          F. PETER CUNDILL


Date:  April 17, 1998                     By: /s/Patrick W.D. Turley
                                              ----------------------
                                              Patrick W.D. Turley
                                              Attorney-in-Fact*



*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.